                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                   FILING NO. 1 FOR THE MONTH OF FEBRUARY 2009

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

At the meeting of the Board of Directors of the Industrial Development Bank of
Israel Limited ("Registrant") which was held on December 4, 2009, it was resolved to approve the Registrant's unaudited financial statements as of
September 30, 2008.

A translation of the Financial Statements as of September 30, 2008 issued by the
Registrant is included as Exhibit 1 to this Form 6-K.

                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the financial statements as of September 30,
2008 (a copy of which is included in this report on Form 6-K as Exhibit 1), contains both historical and forward-looking statements within the meaning of
Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities
Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the
"Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan,"
"foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the financial statements are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following:
general economic and business conditions; the implementation of the government's resolution concerning the privatization of the Bank and the implementation of the arrangement and compromise scheme between the Bank and its shareholders regarding, among other things, the sale of the shares of the Bank, a scheme which was approved by the Bank's shareholders on October 30, 2008 and November
6, 2008 and by the Tel Aviv District Court on November 24, 2008; the
government's resolutions regarding our future operations; our ability to collect on existing loans; operating costs for our remaining business activities; and
the ability to retain employees for our remaining business activities. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2007 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     INDUSTRIAL DEVELOPMENT BANK
                                                     OF ISRAEL LIMITED

Date: February 4, 2009                               By: /s/ Michael Warzager
                                                     ------------------------
                                                     Michael Warzager
                                                     General Counsel

                                                     By: /s/ Natan Atlas
                                                     ------------------------
                                                     Natan Atlas
                                                     Corporate Secretary